UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,073,186 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,073,186 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,073,186 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Does not include the number of Class A Shares that may be issued to Mr. Lampert upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)	Includes 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust.
(3)

Based upon 43,631,345 Class A Shares October 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 4, 2021.

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by Edward S. Lampert, a United States citizen (the “Reporting Person”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Mr. Lampert may be referred to herein as the “Reporting Person.”

(b) The principal place of business of the Reporting Person is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

(c) The principal business of the Reporting Person is purchasing, holding and selling securities for investment purposes. The Reporting Person is a Trustee of the Issuer. The Reporting Person may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) The Reporting Person is a United States citizen.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On November 30, 2021, further to a request by Mr. Lampert, The Nicholas Trust and The Nina Trust under the terms of the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) that, upon effectiveness, will register the offering and resale of (i) Class A Shares held by Mr. Lampert, The Nicholas Trust and The Nina Trust and (ii) Class A Shares that may be issued to them upon redemption of their respective OP Units. Mr. Lampert currently believes that, based on current trading prices, the Class A Shares are undervalued. None of Mr. Lampert, The Nicholas Trust or The Nina Trust currently intend to sell Class A Shares through an underwritten offering; however, Mr. Lampert, The Nicholas Trust and The Nina Trust expect to sell Class A Shares registered pursuant to the Registration Statement from time to time in privately negotiated transactions, directly to purchasers or through brokerage transactions, depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

As of November 30, 2021, the Reporting Person may be deemed to beneficially own the common shares of beneficial interest of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Edward S. Lampert	4,073,186	(1)	9.3	% (2)	4,073,186	(1)	0	4,073,186	(1)	0

(1)

This number includes 4,066,202 Class A Shares held by Mr. Lampert as well as 3,492 Class A Shares held by The Nicholas Trust and 3,492 Class A Shares held by The Nina Trust, but does not include the number of Class A Shares that may be issued to Mr. Lampert upon any redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 43,631,345 Class A Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 4, 2021.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2021

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert